Michael J. Minahan 617.570.1021 mminahan@goodwinprocter.com	Goodwin Procter LLP Counsellors at Law Exchange Place Boston, MA 02109 T: 617.570.1000 F: 617.523.1231

October 9, 2009

VIA EDGAR AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jeffrey Riedler
Mail Stop 6010

Re:	CombinatoRx, Incorporated
Registration Statement on Form S-4/A Filed September 16, 2009
File No. 333-161146

Ladies and Gentlemen:

This letter is submitted on behalf of CombinatoRx, Incorporated (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in your letter of October 7, 2009 to Mr. Robert Forrester (the “Comment Letter”) regarding inter alia the Company’s Form S-4 Registration Statement (File No. 333-161146) filed August 7, 2009 (the “S-4”) and Amendment No. 1 thereto filed September 16, 2009 (“Amendment No. 1”). The Company is concurrently filing Amendment No. 2 to the S-4, which includes changes that reflect responses to the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we will supplementally provide Scott Foley of the Staff with three (3) copies of Amendment No. 2 to the S-4 which have been marked to show the changes from Amendment No. 1.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company.

Registration Statement on Form S-4/A

Background of the Merger, page 69

U.S. Securities and Exchange Commission

October 9, 2009

1.	We note your response to Comment 27 and revised disclosure. Please advise us of the updated information about the Synavive data received by the board on October 16, 2008. To the extent that the October 16, 2008 update included any materially new information not previously considered by the board of directors, please revise your disclosure accordingly.

Response 1:

At the October 16, 2008 board meeting, the CombinatoRx board of directors reviewed a further statistical analysis of the preliminary efficacy and safety results of the Synavive Phase 2 clinical trial which CombinatoRx announced on October 6, 2008. This further statistical analysis principally excluded the trial results for approximately 10% of subjects because these subjects stopped taking their blinded study drug (placebo or active) and commenced use of a prohibited medication (such as an NSAID or COX-2 inhibitor) prior to their end-of-study visit. This statistical analysis did provide the CombinatoRx board of directors with new information for their consideration, but such new information was not material and did not materially change the view of the CombinatoRx board of directors regarding the impact of the Synavive Phase 2 clinical trial results on CombinatoRx’s business and future prospects and plans. In response to the Staff’s comment, the Company has clarified the disclosure at page 71.

Opinion of CombinatoRx’s Financial Advisor, page 91

Discounted Cash Flow Analysis, page 95

2.	We note your response to Comment 33. Please list the comparable public companies identified by your financial advisor and provide the financial advisor’s basis for believing these companies are comparable to you.

Response 2:

In response to the Staff’s comment, the Company has revised the disclosure at pages 97 through 99.

Neuromed’s Reasons for the Merger, pages 96-98

3.	We note your response to Comment 35. In your disclosure concerning material risks Neuromed considered, the only liabilities specified are your lease obligations. Please provide the basis for believing that your lease obligations are the only material liabilities Neuromed had to assess in choosing to proceed with the merger, particularly since your lease obligations represented less than half of your current liabilities in the last fiscal year.

U.S. Securities and Exchange Commission

October 9, 2009

Response 3:

As reported in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008, as of such date, the Company had a total of $43.9 million in contractual obligations, $23.6 million of which were related to the existing lease for its Cambridge, Massachusetts facility (the “Cambridge Lease Liability”), $20.1 million of which were related to promissory notes issued by CombinatoRx (Singapore) Pte. Ltd., a 51%-owned subsidiary of the Company (the “Singapore Subsidiary”), to Biomedical Sciences Investment Fund Pte. Ltd. (the “Singapore Note Liabilities”) and $0.2 million of which were related to the Singapore Subsidiary’s existing lease (the “Singapore Lease Liabilities”). On June 2, 2009, the Company divested the Singapore Subsidiary and eliminated $19.4 million in current liabilities, comprised of the Singapore Note Liabilities and Singapore Lease Liabilities. As a result of this divestiture, as of June 30, 2009, the Company had a total of $10.9 million of contractual obligations, all of which were related to the Cambridge Lease Liability. Accordingly, at the time Neuromed’s board of directors considered final approval of the merger in late June 2009, we respectfully submit that the Cambridge Lease Liability did not represent less than half of the Company’s current liabilities at such time and did in fact constitute the principal liability of the Company.

Opinion of Neuromed’s Financial Advisor, page 99

4.	We note your response to Comment 45. Please explain how Evans & Evans derived the range of discount rates of 30% to 35%.

Response 4:

In response to the Staff’s comment, the Company has revised the disclosure at page 109.

Neuromed’s Analysis, page 105

5.	We note your response to Comment 47. Please specify the point of value at which each class of shares would participate in future returns.

Response 5:

In response to the Staff’s comment, the Company has revised the disclosure at page 109.

U.S. Securities and Exchange Commission

October 9, 2009

Material United States Federal Income Tax Consequences of the Merger, page 107

Treatment of Merger as a “Reorganization” under Section 368(a), page 108

6.	We note your response to Comment 50. Please state that you are unable to opine on the tax consequences of the merger if it does not qualify as a reorganization under Section 368(a) of the Internal Revenue Code.

Response 6:

In response to the Staff’s comment, the Company has revised the disclosure at pages 112 through 113.

CombinatoRx’s Principal Stockholders, page 205

7.	We note your response to Comment 52. Please specify the individual or individuals at Partners and BVF Inc. who share voting and dispositive power over the shares they are deemed to beneficially own.

Response 7:

In response to the Staff’s comment, the Company has revised the disclosure at page 212.

As requested in the Comment Letter, in the event the Company requests acceleration of the effective date of the pending registration statement, it will furnish a letter, at the time of such request and shall acknowledge that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

U.S. Securities and Exchange Commission

October 9, 2009

If you should have any questions concerning the enclosed matters, please contact the undersigned at (617) 570-1021.

Very truly yours,

/s/ Michael J. Minahan, Esq.

Michael J. Minahan, Esq.

cc:	Scott Foley, Esq. U.S. Securities and Exchange Commission

Robert Forrester, CombinatoRx, Incorporated

Justin Renz, CombinatoRx, Incorporated

Jason F. Cole, Esq., CombinatoRx, Incorporated

Christopher C. Gallen, MD, PhD, Neuromed Pharmaceuticals Inc.

Jay E. Bothwick, Esq., WilmerHale

Peter N. Handrinos, Esq., WilmerHale

Randal R. Jones, Esq., Dorsey & Whitney LLP

Stuart M. Cable, Esq., Goodwin Procter LLP

Joseph L. Johnson III, Esq., Goodwin Procter LLP